Vanguard Natural Resources, LLC
5487 San Felipe, Suite 3000

Houston, Texas 77057

August 28, 2015
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    H. Roger Schwall, Assistant Director
Ethan Horowitz, Branch Chief
Wei Lu, Staff Accountant
Parhaum J. Hamidi, Staff Attorney
Norman von Holtzendorff, Senior Counsel
Ronald Winfrey, Petroleum Engineer

Re:	Vanguard Natural Resources, LLC Amendment No. 4 to Registration Statement on Form S-4
Filed August 20, 2015
File No. 333-204696
Form 10-K for Fiscal Year Ended December 31, 2014
Response Dated August 20, 2015
File No. 1-33756
Dear Mr. Schwall:
This letter sets forth the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company (the “Company”, “Vanguard”, “We”, “Us” or “Our”), to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated August 27, 2015, relating to the Company’s Registration Statement on Form S-4 (File No. 333-204696) (the “LRE/Vanguard Form S-4”), which was filed with the Commission on June 3, 2015, as amended by Amendment No. 4 to the LRE/Vanguard Form S-4, which was filed with the Commission on August 20, 2015, and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Vanguard Form 10-K”), which was filed with the Commission on March 2, 2015.
We plan to file Amendment No. 5 to the LRE/Vanguard Form S-4 (the “LRE/Vanguard Amendment No. 5”) through EDGAR on August 31, 2015.

In this letter, for your convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.
Amendment No. 4 to Registration Statement on Form S-4
Material U.S. Federal Income Tax Consequences of the Merger, page 194

1.	We note your response to our prior comment and filed Exhibits 8.1 and 8.2. However, your disclosure continues to state that counsel for you and counsel for LRE “[know] of no

U.S. Securities and Exchange Commission
August 28, 2015

reason that [they] would not be able to deliver the opinion[s]” stating the conclusions outlined on pages 194 and 195 of Amendment No. 3 to your Form S-4. This disclosure appears inconsistent with the filed tax opinions. Please revise accordingly.
Response:
We acknowledge the Staff’s comment. To address this comment, we have deleted the following sentences from page 195 of the LRE/Vanguard Amendment No. 5:

•
“Paul Hastings has informed Vanguard that it knows of no reason that it would not be able to deliver the opinion described above if the transactions contemplated by the merger agreement were consummated on the date of this proxy statement/prospectus.”; and

•
“Andrews Kurth has informed LRE that it knows of no reason that it would not be able to deliver the opinion described above if the transactions contemplated by the merger agreement were consummated on the date of this proxy statement/prospectus.”

Form 10-K for Fiscal Year Ended December 31, 2014
Response Dated August 20, 2015

2.
It is our understanding, based upon our telephone conference on August 26, 2015 that your policy, going forward, will be to not include “dropped” PUDS in your ceiling tests or depletion calculation at the end of the quarter in which you drop those quantities. Please confirm that our understanding is correct.

Response:
We acknowledge the Staff’s comment. We confirm that going forward our policy will be that dropped PUDs will not be included in our ceiling tests or depletion calculation at the end of the quarter in which we drop those PUDs.
*****

U.S. Securities and Exchange Commission
August 28, 2015

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments you have regarding our responses, the LRE/Vanguard Amendment No. 5 or the Vanguard Form 10-K to the undersigned by phone at (832) 327-2259 or Douglas V. Getten of Paul Hastings LLP at (713) 860-7340.
Thank you for your assistance.
Very truly yours,

By:	/s/ Scott W. Smith
Scott W. Smith
President and Chief Executive Officer
Vanguard Natural Resources, LLC

cc: Scott W. Smith, President, Chief Executive Officer and Director, Vanguard Natural Resources, LLC
Douglas V. Getten, Partner, Paul Hastings LLP